August 8, 2025

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Attention:	Vanessa Robertson
Christine Torney

Re:	Cytokinetics, Inc.
Form 10-K for the fiscal year ended December 31, 2024
File No. 000-50633

Dear Ms. Robertson and Ms. Torney:

Cytokinetics, Incorporated (“Cytokinetics,” the “Company,” “we,” “our,” or “us”) is providing this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated July 29, 2025 with respect to the above-referenced filing. For ease of reference, the Staff’s comment is reproduced below in bold and italicized type, followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2024

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of

Operations

Results of Operations

Research and Development Expenses, page 46

1.

Please provide revised disclosure to be included in future filings to break out research and development expenses by clinical program or trial. For amounts that are not tracked by program, provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense) for each period presented which should reconcile to total research and development expense on the Statements of Operations.

Response: The Company respectfully acknowledges the Staff’s comment and will revise its future filings to include the following disclosure to explain research and development expenses, starting with the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2025. The following disclosure is based on the Company’s second quarter research and development expenses and therefore addresses research and development expenses for the three and six months ended June 30, 2025 and 2024.

Research and Development Expenses

We incur research and development expenses associated with both partnered and our own research activities, which we finance from our own cash-on-hand, financing arrangements with third parties, and reimbursement from our collaboration partners.

Research and development expenses for the three and six months ended June 30, 2025 and 2024, were as follows (in thousands):

	Three Months Ended			Six Months Ended
	June 30, 2025	June 30, 2024	Increase	June 30, 2025	June 30, 2024	Increase
External Costs:
Aficamten	$29,390	$20,958	$8,432	$58,938	$44,155	$14,783
Omecamtiv Mecarbil	3,967	954	3,013	7,564	6,680	884
Other programs	3,025	2,887	138	6,398	5,889	509
Unallocated	21,213	9,314	11,899	29,553	17,068	12,485

Total external costs	57,595	34,113	23,482	102,453	73,792	28,661

Internal Costs:

Employee related	41,109	32,634	8,475	81,136	63,934	17,202
Facilities, lab supplies and other	13,850	12,850	1,000	28,806	23,441	5,365

Total internal costs	54,959	45,484	9,475	109,942	87,375	22,567

Total research and development expense	$112,554	$79,597	$32,957	$212,395	$161,167	$51,228

Research and development expenses consist of external costs including contract research and manufacturing and consulting expenses. Aficamten external costs increased for the three and six months ended June 30, 2025, compared to the three and six months ended June 30, 2024, due primarily to the advancement of the ACACIA-HCM trial. Omecamtiv Mecarbil expenses increased in 2025 due to the COMET trial commencing in the fourth quarter of 2024. Unallocated external costs consist primarily of medical affairs, regulatory, quality and biostatistics.

We continue to develop aficamten to treat both oHCM and nHCM in three additional clinical trials, as follows: (i) MAPLE-HCM is our Phase 3 clinical trial of aficamten as a monotherapy for patients with oHCM, (ii) ACACIA-HCM is a Phase 3 clinical trial for patients with symptomatic nHCM, and (iii) CEDAR-HCM, our placebo-controlled and open-label extension clinical trial to evaluate the efficacy, pharmacokinetics (PK) and safety of aficamten in a pediatric population with symptomatic oHCM. Additionally, we have FOREST-HCM which is an open label extension study designed to assess the long term safety and tolerability of aficamten in patients with HCM.

We continue to develop omecamtiv mecarbil in COMET-HF, a Phase 3 clinical trial of omecamtiv mecarbil in patients with symptomatic HFrEF with severely reduced ejection fraction.

* * * * *

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at (949) 929-5744.

Sincerely,

/s/ SUNG H. LEE
Sung H. Lee
Executive Vice President, Chief Financial Officer
Cytokinetics, Incorporated

cc:	Robert I. Blum, President and Chief Executive Officer

John Faurescu, Vice President, Associate General Counsel and Corporate Secretary

Holly Laughlin, Vice President, Accounting and Corporate Controller

Daniel Coleman, Ernst & Young LLP

Chadwick Mills, Cooley LLP